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PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Thursday, May 13, 2004

PARKLAND INCOME FUND DECLARES NORMAL MONTHLY DISTRIBUTION

Red Deer, Alberta, May 13, 2004: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that its normal distribution of fourteen cents ($0.14) per trust unit will be payable on June 15, 2004 to unitholders of record on May 31, 2004.

Parkland is confident that the outlook for its financial performance remains positive for the balance of 2004 and that cash generated by operations, after allowing for interest and maintenance capital expenditures, will meet or exceed its targeted distributions to unitholders. As expected, financial performance in the second quarter of 2004 is improving consistent with normal seasonal patterns as volumes, margins and merchandise sales are demonstrating positive trends.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer: Andrew B. Wiswell, President and CEO (403) 357-6400
Red Deer: John G. Schroeder, Vice President and CFO (403) 357-6400
or visit Parkland's web site at **www.parkland.ca**.